UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Renren Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

759892300**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 759892300 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “RENN.” Each ADS represents 45 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	759892300

1	Names of Reporting Person
James Jian Liu
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
58,709,162 ordinary shares(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
58,709,162 ordinary shares(1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
58,709,162 ordinary shares(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.3%(2)
12	Type of Reporting Person (See Instructions)
IN

(1) Representing (i) 31,365,092 Class A ordinary shares, (ii) 24,149,925 Class A ordinary shares issuable upon exercise of options within 60 days of December 31, 2020 and (iii) 3,194,145 Class A ordinary shares issuable upon exercise of restricted share units within 60 days of December 31, 2020.

(2) Based on 1,074,832,563 ordinary shares (being the sum of 769,444,113 Class A ordinary shares and 305,388,450 Class B ordinary shares) outstanding as of December 31, 2020 and assuming (i) all Class B ordinary shares are converted into the same number of Class A ordinary shares and (ii) all options and restricted share units exercisable within 60 days of December 31, 2020 are exercised. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder thereof at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 1(a).	NAME OF ISSUER:

Renren Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4/F, Tower D, Building 15

No.5 Jiangtai Road

Chaoyang District, Beijing 100015

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

James Jian Liu

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

James Jian Liu

4/F, Tower D, Building 15

No.5 Jiangtai Road

Chaoyang District, Beijing 100015

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

759892300

This CUSIP number applies to the American depositary shares of the Issuer, each representing 45 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2020. The table below is prepared based on 769,444,113 Class A ordinary shares and 305,388,450 Class B ordinary shares outstanding at December 31, 2020:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
James Jian Liu	58,709,162	(3)	5.3%	1.5%	58,709,162	0	58,709,162	0

(1) The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,074,832,563 ordinary shares (being the sum of 769,444,113 Class A ordinary shares and 305,388,450 Class B ordinary shares) of the Issuer as a single class outstanding as of December 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Person.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to them for vote.

(3) Representing (i) 31,365,092 Class A ordinary shares, (ii) 24,149,925 Class A ordinary shares issuable upon exercise of options within 60 days of December 31, 2020 and (iii) 3,194,145 Class A ordinary shares issuable upon exercise of vested restricted share units within 60 days of December 31, 2020.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

By:	/s/ James Jian Liu
Name:	James Jian Liu